                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D
                              (Amendment No. 2)

                 Under the Securities Exchange Act of 1934

                         NEXTLINK COMMUNICATIONS, INC.
                                (Name of Issuer)

                     CLASS A COMMON STOCK, $.02 PAR VALUE
                          (Title of Class of Securities)

                                 65333H707
                                 (CUSIP Number)

                              C. JAMES JUDSON, ESQ.
                                 General Counsel
                          Eagle River Investments, L.L.C.
                                2300 Carillon Point
                          Kirkland, Washington 98033-7353
                                  425-828-8000
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 16, 2000
             (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

SCHEDULE 13D

CUSIP No. 65333H707

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Eagle River Investments, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                a [ ]
                                                                b [ ]

3. SEC USE ONLY

4.  SOURCE OF FUNDS*
           N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
           Washington

                                    7.  SOLE VOTING POWER
                                        None
   SHARES
BENEFICIALLY                        8.  SHARED VOTING POWER
  OWNED BY                              70,822,801
  REPORTING
    PERSON                          9.  SOLE DISPOSITIVE POWER
     WITH                               None

                                   10.  SHARED DISPOSITIVE POWER
                                        70,822,801

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     70,822,801

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                              [X]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.37% Class A
     58.12% Class B

14.  TYPE OF REPORTING PERSON*
     OO

SCHEDULE 13D

CUSIP No. 65333H707

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Eagle River, Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                a [ ]
                                                                b [ ]

3. SEC USE ONLY

4.  SOURCE OF FUNDS*
           N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
           Washington

                                    7.  SOLE VOTING POWER
                                        None
   SHARES
BENEFICIALLY                        8.  SHARED VOTING POWER
  OWNED BY                              71,615,031
  REPORTING
    PERSON                          9.  SOLE DISPOSITIVE POWER
     WITH                               None

                                   10.  SHARED DISPOSITIVE POWER
                                        71,615,031

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     71,615,031

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                              [X]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.64% Class A
     58.12% Class B

14.  TYPE OF REPORTING PERSON*
     CO

SCHEDULE 13D

CUSIP No. 65333H707

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Craig O. McCaw

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                a [ ]
                                                                b [ ]

3. SEC USE ONLY

4.  SOURCE OF FUNDS*
           N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
           Washington

                                    7.  SOLE VOTING POWER
                                        8,542,570
   SHARES
BENEFICIALLY                        8.  SHARED VOTING POWER
  OWNED BY                              71,615,031
  REPORTING
    PERSON                         9.  SOLE DISPOSITIVE POWER
     WITH                               None

                                   10.  SHARED DISPOSITIVE POWER
                                        71,615,031

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     80,157,601

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                              [X]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.94% Class A
     61.93% Class B

14.  TYPE OF REPORTING PERSON*
     IN

SCHEDULE 13D

CUSIP No. 65333H707

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Dennis Weibling

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                a [ ]
                                                                b [ ]

3. SEC USE ONLY

4.  SOURCE OF FUNDS*
           N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
           Washington

                                    7.  SOLE VOTING POWER
                                        654,338
   SHARES
BENEFICIALLY                        8.  SHARED VOTING POWER
  OWNED BY                              70,822,801
  REPORTING
    PERSON                          9.  SOLE DISPOSITIVE POWER
     WITH                               654,338

                                   10.  SHARED DISPOSITIVE POWER
                                        70,822,801

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     71,477,139

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                              [X]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.87% Class A
     58.12% Class B

14.  TYPE OF REPORTING PERSON*
     IN

SCHEDULE 13D

CUSIP No. 65333H707

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Wendy P. McCaw

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                a [ ]
                                                                b [ ]

3. SEC USE ONLY

4.  SOURCE OF FUNDS*
           N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
           Washington

                                    7.  SOLE VOTING POWER
                                        38,890,596
   SHARES
BENEFICIALLY                        8.  SHARED VOTING POWER
  OWNED BY
  REPORTING
    PERSON                          9.  SOLE DISPOSITIVE POWER
     WITH                               38,890,596

                                   10.  SHARED DISPOSITIVE POWER


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     38,890,596

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                              [X]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     35.46% Class B

14.  TYPE OF REPORTING PERSON*
     IN

This statement amends and supplements the information set forth in the
Schedule 13D Amendment filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission (the "Commission") on November 3, 1997 and constitutes Amendment No. 4 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the
Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

The persons filing this amended statement are:

    (1) Eagle River Investments, L.L.C., is a limited liability company formed under the laws of the State of Washington ("Eagle River"). The principal business of Eagle River is to build equity value for each of its members by acquiring, investing, holding, dealing and disposing of securities, venture opportunities or other investments. The address of Eagle River's principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

    (2) Eagle River, Inc., is a Washington state corporation ("ERI"). The principal business of ERI is investment management. The address of Eagle River's principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

    (3) Craig O. McCaw, an individual ("Mr. McCaw"), is the controlling stockholder and director of Eagle River, Inc., and has voting and management control of Eagle River Investments. Mr. McCaw serves as Chairman of Eagle River and ERI. Mr. McCaw's business address is 2300 Carillon Point, Kirkland, Washington 98033.

The executive officers of Eagle River and ERI are as follows: Craig O. McCaw, Chairman; Dennis M. Weibling, President and C. James Judson, Vice President, Secretary and General Counsel. Each of Mr. Weibling and Mr. Judson serves in the foregoing capacities as his present principal occupation. The business address of each of Mr. McCaw, Mr. Weibling and Mr. Judson is 2300 Carillon Point, Kirkland, Washington 98033.

During the past five years, none of Eagle River, ERI, Mr. McCaw or the other above-named executive officers of Eagle River and ERI has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. McCaw, Mr. Weibling and Mr. Judson are all citizens of the United States of America.

Eagle River acquired its securities in connection with the formation of the Issuer and in connection with additional equity contributions prior to April 1997.

In connection with a settlement of a divorce action effective November 3, 1997 between Mr. McCaw and Wendy P. McCaw, ("Mrs. McCaw"), pursuant to the Agreement, Mr. McCaw and Eagle River agreed to transfer beneficial and record ownership to Mrs. McCaw of 9,722,649 shares of Class B Common Stock, convertible at any time on a one-for-one basis, for shares of Class A Common Stock.

In connection with the execution of the Agreement and transfer of the shares, Mrs. McCaw granted to Mr. McCaw an irrevocable proxy, which provides that for so long as Mrs. McCaw owns shares of Class B Common Stock, Mr. McCaw has the right to vote such of Mrs. McCaw's shares of Class B Common Stock as are necessary for Mr. McCaw to have 51% of the voting power of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION
Item 4 is hereby amended, as follows:

(1) June 16, 2000, NEXTLINK distributed 6,853,583 shares of Class A Common Stock to Mr. McCaw in exchange for his interest in an LLC transaction approved by the NEXTLINK directors. This transaction is exempt under Rule 16b-3.

(2) On June 19, 2000, Eagle River distributed 1,770,777 shares of NEXTLINK Communications, Inc. Class A Common Stock to its members, other than Craig O. McCaw.

(3) On June 15, 2000, NEXTLINK Communications, Inc. approved a 2 for 1 stock split of its shares. All shares reported in this filing reflect the additional shares issued as a result of the split.

Item 5. Interest in Securities of Issuer

    Item 5 is hereby amended and restated in its entirety as set forth below:

    (a) and (b). (i) Eagle River may be deemed to have voting and investment power with respect to 102,634,170 shares of Class B Common Stock, which are convertible into 102,634,170 shares of Class A Common Stock at any time and 7,079,227 shares of Class A Common Stock. Such shares represent 36.8% of the Class A Common Stock. Eagle River shares voting and investment power with ERI and Mr. McCaw, and may be deemed to share voting power with Mrs. McCaw. Eagle River disclaims beneficial ownership in 38,890,596 shares of Class B Common Stock beneficially owned by Mrs. McCaw.

    (ii) ERI may be deemed to have voting and investment power with respect to 102,634,170 shares of Class B Common Stock, which are convertible into 102,634,170 shares of Class A Common Stock at any time, 7,079,227 shares of Class A Common Stock and an additional 26,480 shares of Class A Common Stock pursuant to options to acquire such Class A Common Stock that are exercisable within 60 days, and 765,750 shares of Class A Common Stock received from the June 19 distribution. Such shares represent 37.6% of the Class A Common Stock. ERI shares voting and investment power with Eagle River and Mr. McCaw with respect to 102,634,170 shares of Class B Common Stock and 7,079,227 shares of Class A Common Stock and may be deemed to share voting power with Mrs. McCaw. ERI disclaims beneficial ownership in 38,890,596 shares of Class B Common Stock beneficially owned by Mrs. McCaw.

    (iii) Mr. McCaw may be deemed to have voting and investment power with respect to 104,323,158 shares of Class B Common Stock, which are convertible into 104,323,158 shares of Class A Common Stock at any time, 14,698,559 shares of Class A Common Stock and an additional 26,480 shares of Class A Common Stock pursuant to options to acquire such Class A Common Stock that are exercisable within 60 days. Such shares represent 39.94% of the Class A Common Stock. Mr. McCaw shares voting and investment power with Eagle River and ERI with respect to 102,634,170 shares of Class B Common Stock and 7,079,227 shares of Class A Common Stock, shares voting power with his brother Keith McCaw with respect to 226,244 shares of Class B Common Stock, and may be deemed to share voting power with Mrs. McCaw. Mr. McCaw disclaims beneficial ownership in 38,890,596 shares of Class B Common Stock beneficially owned by Mrs. McCaw, and 226,244 shares of Class B Common Stock beneficially owned by Keith McCaw.

    (iv) Mr. Weibling may be deemed to have voting and investment power with respect to 102,634,170 shares of Class B Common Stock, which are convertible into 102,634,170 shares of Class A Common Stock at any time as a result of his membership in Eagle River, 7,079,227 shares of Class A Common Stock, and an additional 6,000 shares of Class A Common Stock that are held in trust for Mr. Weibling's minor children. Such shares represent 36.8% of the Class A Common Stock. Mr. Weibling may be deemed to share voting and investment power with Eagle River, ERI and Mr. McCaw, and voting power with Mrs. McCaw. Mr. Weibling disclaims beneficial ownership in all securities held by Eagle
River, except to the extent of his pecuniary interest therein. Mr. Weibling also disclaims beneficial ownership in 38,890,596 shares of Class B Common Stock beneficially owned by Mrs. McCaw.

    (v) Mrs. McCaw may be deemed to having voting and investment power with respect to 102,634,170 shares of Class B Common Stock, which are convertible into 102,634,170 shares of Class A Common Stock at any time, and an additional 26,480 shares of Class A Common Stock pursuant to options to acquire such Class A Common Stock that are exercisable within 60 days. Such shares represent 34.43% of the Class A Common Stock determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act. Mrs. McCaw may be deemed to share voting power and investment power with Eagle River, ERI, Mr. McCaw and Mr. Weibling. Mrs. McCaw disclaims beneficial ownership of an aggregate of 63,743,574 shares of Common Stock beneficially owned by Mr. McCaw, Eagle
River and ERI.

    All percentages contained in this Schedule 13D have been calculated based upon 298,164,060 shares of Class A Common Stock outstanding, as of June 28, 2000, and 52,824,763 shares of Class B Common Stock.

    (c) There have been no other transactions in shares of Class A or Class B Common Stock by the Reporting Persons or, to the best knowledge of the Reporting Persons, by and of Eagle River's or ERI's executive officers and executive officers and directors, respectfully, since the last filing of the
Schedule 13D.

    (d) To the knowledge of the Reporting Persons, no person other than each respective record owner referred to herein of shares of Class A Common Stock or Class B Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Class A Common Stock.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Eagle River Investments, L.L.C.


    /s/ C. James Judson                  Dated    June __, 2000
------------------------------                 ------------------
      C. James Judson
      Vice President